UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
OF 1934

For the fiscal year ended December 31, 2004

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                        to

Commission File Number     0-19119

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CEPHALON, INC. 401(k) PROFIT SHARING PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cephalon, Inc.

41 Moores Road

Frazer, Pennsylvania 19355

(610) 344-0200

REQUIRED INFORMATION

The Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Cephalon, Inc.

401(k) Profit Sharing Plan

Financial Statements

December 31, 2004 and 2003 and

Supplemental Schedule

December 31, 2004

Cephalon, Inc.

401(k) Profit Sharing Plan

Table of Contents

December 31, 2004 and 2003

Financial Statements:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule:
Schedule of Assets Held for Investment Purposes as of December 31, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Cephalon, Inc. 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA

June 28, 2005

Cephalon, Inc.

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments at fair value	$67,778,965	$44,395,930
Loans to participants	967,437	746,751

Receivables:
Participant contributions	364,067	—
Employer contributions	740,388	494,369

Total receivables	1,104,455	494,369

Net assets available for benefits	$69,850,857	$45,637,050

Cephalon, Inc.

401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2004 and 2003

	2004	2003
Additions:
Net appreciation in fair value of investments	$5,082,698	$5,566,096
Interest and dividend income	1,284,664	455,171
Participant contributions	9,410,306	6,125,069
Employer contributions	6,355,120	3,983,085

Assets transferred in	4,553,785	—

Total additions	26,686,573	16,129,421

Deductions:
Distributions to participants	2,472,016	2,369,050
Administrative fees	750	93,648

Total deductions	2,472,766	2,462,698

Net increase in net assets available for benefits	24,213,807	13,666,723

Net assets available for benefits:
Beginning of year	45,637,050	31,970,327

End of year	$69,850,857	$45,637,050

Cephalon, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.     Description of Plan

The following description of the Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Cephalon, Inc. and subsidiaries (“Cephalon” or the “Company”) established the Plan effective January 1, 1990.

The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “IRC”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Following the Company’s acquisition of all of the outstanding capital stock of CIMA LABS INC., the Plan was amended and restated effective November 1, 2004, to allow the merger of the CIMA LABS INC. 401(k) Retirement Plan (the “CIMA Plan”) into the Plan.  As a result, assets totaling $4,553,785 from the CIMA Plan were sold on November 19, 2004 and merged into the Plan on November 22, 2004.

Trustee/Recordkeeper

Effective August 28, 2003, The Vanguard Group (“Vanguard”) became the recordkeeper and investment manager and Vanguard Fiduciary Trust Company (“VFTC”) became trustee of the Plan. Prior to August 28, 2003, ARIS Corporation provided recordkeeping services and Fidelity Investments provided investment management services with Reliance Trust Company as the passive trustee of the Plan.

Administration of the Plan

The Company is the Plan Administrator. Additionally, the Company is the named fiduciary of the Plan, as well as the Plan sponsor, as defined by ERISA. The Company has delegated the responsibility for the review of investment performance and the selection of investment options for the Plan to an Investment Committee.  The Investment Committee operates under a written charter and consists of Company employees who are not compensated for services rendered.

Eligibility and Participation

The Plan is a defined contribution plan covering all full-time U.S. employees of the Company aged 21 or older.  Eligible employees may enroll on the first day of employment.

Contributions

Participants are permitted to contribute up to 20 percent of their eligible annual pre-tax compensation up to established federal limits.  In 2004 and 2003, the Company made a discretionary matching contribution equal to 100 percent of the employee elected salary deferral up to 6 percent of eligible compensation. For the periods prior to July 1, 2003, the Company matching contribution was at a ratio of 50% cash and 50% Company Stock. As of July 1, 2003, 100% of the Company matching contribution is in cash.

Participants in the Plan who are aged 50 and older are permitted to make additional salary deferral contributions that will qualify as “catch-up” contributions under the Economic Growth and Tax Relief Reconciliation Act of 2001. These catch-up contributions are not eligible for Company matching contributions.

The Company may also contribute an annual discretionary profit sharing contribution.  No discretionary profit sharing contributions have been made to the Plan through December 31, 2004.  On November 1, 2004, the Plan was amended to provide that profit sharing contributions may be made to the Plan on a purely discretionary basis, as opposed to being dependent on whether Cephalon has profits. Profit sharing contributions will be made 100% in cash.

Participant Accounts

A participant may allocate his or her account among various investment funds. Each participant’s account is credited with the participant’s elective contribution and allocations of (a) employer matching contribution, (b) investment earnings, net of administrative expenses, and (c) the Company’s profit sharing contribution, if applicable.  Participant account balances are maintained in share positions in both mutual funds and a Company Stock Fund.  Accounts are valued daily based on changes in share prices (see Note 2).

Vesting and Forfeitures

Participants are immediately fully vested in their contributions plus actual earnings thereon and in all Company matching contributions made to the Plan on their behalf.  Effective November 1, 2004, discretionary profit sharing contributions, if any, will be fully vested (non-forfeitable).  Prior to November 1, 2004, the Plan stated that the vesting of any discretionary profit sharing contributions would occur over a four year period and, in the event of a Plan termination, would then have vested fully.  No discretionary profit sharing contributions have been made to date.

During 2004, forfeited funds that stemmed from unvested employer contributions of former employees were returned to the Plan Assets and were used to reduce the cash value of employer match contributions by $16,135. During 2003, employer contributions were reduced by $148,958 in cash and 4,043 shares of stock as a result of distributions of previously forfeited unvested account balances.  At December 31, 2004, forfeiture amounts of $2,897 remained in the Plan Assets.

Loans

Active participants may borrow a minimum of $1,000 and up to the lesser of $50,000 or 50 percent of their account balance. The interest rate for participant loans is the quarterly prime rate at the time of the inception of such loan plus 1 percent.  Participant loans are secured by the remaining balance in the participant’s account. As of December 31, 2004, loans outstanding had interest rates ranging from 5% to 10.5%.  Loans are repaid via payroll deductions with a portion of such withholding designated as principal repayment and a portion as interest.  No loan repayment period may exceed five years, unless such loan was used to acquire the participant’s principal residence, in which case the Plan Administrator may extend the period of repayment.

In the event of termination of employment, a participant’s loan must be repaid in full or it will be treated as a distribution.

Distribution of Benefits

Upon termination of service, participants are eligible for a distribution of Plan benefits.  Benefits are paid in the form of a single lump-sum amount or may be rolled over to a qualified retirement plan.  Benefits representing the vested portion of employer matching contributions of Company Stock are paid in the form of Company Stock, if requested.

Effective November 1, 2004, the Plan was amended to allow a participant to elect to receive a distribution of his or her account balance if the participant experiences a total disability regardless of their employment status.  Participants may also make withdrawals for any reason after attaining age 59-1/2.

In the event of financial hardship (as defined in the Plan) and, if authorized by the Plan Administrator, participants may withdraw money from their Plan accounts while they are still employed.

Administrative Expenses

Investment advisory fees for portfolio management are paid directly from fund earnings; they are included in the fund expense ratio.  All other Plan expenses are paid by the Company.  Prior to August 28, 2003, the Plan engaged Fidelity Investments for investment management services that were paid by the Plan.

2.     Summary of Significant Accounting Policies

Basis of Accounting

These financial statements are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Investments are stated at fair value.  Shares of registered investment companies are valued at net asset value which represents fair value.  The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).  Prior to August 28, 2003, Company Stock was valued at the last reported sale price on the Nasdaq National Market as of the last day of the year.  Participant loans are valued at cost, which approximates fair value.

Purchase and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is accrued when earned.  Capital gain distributions are included in dividend income.

Risks and Uncertainties

The Plan provides for various investment options in any combination of certain mutual funds and Company Stock. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risk. Due to the level of the risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

3.     Investments

Investments that represent 5 percent or more of the Plan’s net assets are as follows:

	At December 31,
	2004	2003
Cephalon, Inc. Company Stock Fund	$9,942,158	$10,340,957
Vanguard Capital Opportunity Fund	5,700,813	3,332,483
Vanguard Morgan Growth Fund Investor Shares	5,173,821	2,925,945
Vanguard Windsor II Fund Investor Shares	4,326,541	2,541,758
Vanguard PRIMECAP Fund	4,274,947	2,678,470
Vanguard Prime Money Market Fund	4,170,832	3,398,832
Franklin Templeton Growth Fund, Class A	3,990,545	2,174,076
Vanguard Explorer Fund	3,619,487	2,271,424
Vanguard 500 Index Fund Investor Shares	3,476,972	1,976,539
Vanguard Total Bond Market Index Fund	3,459,218	2,312,366

During 2004 and 2003, the Plan’s investments incurred net appreciation (depreciation) as follows:

	2004	2003
Mutual funds	$4,499,018	$5,590,497
Cephalon, Inc. Stock Fund	583,680	(24,401)
Net appreciation	$5,082,698	$5,566,096

Company Stock

Participants may direct up to 20 percent of their contributions to purchase Company Stock.  From January 1, 2002 to August 27, 2003, the Plan obtained the Company Stock by making purchases in the open market.  Effective August 28, 2003, Vanguard maintains a unitized Company Stock Fund that invests in Cephalon Common Stock. Prior to the termination of employer matching contributions made in Company Stock on July 1, 2003,  the Plan obtained such Company Stock directly from the Company.

Nonparticipant-Directed Investments

For periods June 30, 2003 and prior, the portion of the employer matching contribution made in Company Stock was the only nonparticipant-directed investment.  Effective July 1, 2003 all employer contributions are made in cash and are invested in accordance with instructions provided by participants.

4.     Plan Termination

Although it has not expressed any intent to do so, the Company reserves  the right under the Plan to discontinue its contributions at any time and to change, amend or terminate the Plan, subject to the provisions of ERISA.

5.     Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the plan sponsor by letter dated September 18, 1995, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since its inception and received a favorable determination from the IRS on February 25, 2004 for the amendments.  The Plan has been amended since receiving the favorable determination letter;  however, the Plan administrators believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

6.     Related-Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of VFTC.  VFTC acts as trustee for all investments in the Plan except for such investments held by participants in self-directed brokerage funds.  Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Prior to August 28, 2003, the Plan invested in shares of mutual funds offered by Fidelity Investments. The Plan also engaged Fidelity Investments for investment management services.  Fees paid to Fidelity Investments by the Plan were $93,648 for the year ended December 31, 2003.

Transactions in shares of Company Stock qualify as party-in-interest transactions under the provisions of ERISA.  During 2003, the Plan purchased Company Stock equal to $362,194 and sold Company Stock equal to $1,180,749.  In 2003, the Company contributed employer matching contributions of Company Stock to the Plan equaling $829,518.

Supplemental Schedule

Schedule I
Cephalon, Inc.	E.I.N. #23-2484489
401(k) Profit Sharing Plan	PN 001
As of December 31, 2004	Schedule H; Part IV,
Line 4(i)

Description of Investment	Current Value

Registered investment companies:

Franklin Templeton Growth Fund, Class A	$3,990,545
Royce Fund: Royce Premium Fund; Investment Class Shares	2,881,722
Royce Total Return Fund-Financial Intermediary Shares	2,657,296
T Rowe Price Mid-Cap Value Fund	772,395
Vanguard 500 Index Fund Investor Shares	3,476,972
Vanguard Asset Allocation Fund	1,006,754
Vanguard Capital Opportunity Fund	5,700,813
Vanguard Equity Income Fund	1,584,936
Vanguard Explorer Fund	3,619,487
Vanguard Growth and Income Fund Investor Shares	2,573,932
Vanguard Intermediate-Term Treasury Fund Investor Shares	2,646,845
Vanguard LifeStrategy Conservative Growth Fund	178,819
Vanguard LifeStrategy Growth Fund	1,198,015
Vanguard LifeStrategy Income Fund	242,771
Vanguard LifeStrategy Moderate Growth Fund	822,470
Vanguard Morgan Growth Fund Investor Shares	5,173,821
Vanguard Prime Money Market Fund	4,170,832
Vanguard PRIMECAP Fund	4,274,947
Vanguard Strategic Equity Fund	1,673,692
Vanguard Total Bond Market Index Fund	3,459,218
Vanguard Wellington Fund Investor Shares	1,309,710
Vanguard Windsor II Fund Investor Shares	4,326,541
Vanguard Brokerage Option; Registered investment companies:
Alliance Institutional Reserves-Prime Money Market	19,709
American Century Quantitative Equity Fund	14,032
Fidelity Investment Trust: Fidelity Nord	10,403
Rydex Series Trust: Ursa Fund	4,612
T Rowe Price International Funds, Inc.	5,241
Vanguard Emerging Markets Stock Index Fund	5,404
Vanguard Energy Fund Investor Shares	34,873
Cephalon, Inc. Stock Fund	9,942,158

Investments at Fair Value	67,778,965

Participant loans maturing at various dates through July, 2034 with interest rates: 5.0% to 10.5%	967,437

$68,746,402

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administers the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CEPHALON, INC. 401(k) PROFIT SHARING PLAN

By:	CARL A. SAVINI
Carl A. Savini
Senior Vice President and Chief Administrative Officer
Cephalon, Inc.
(Plan Administrator)

Date:  June 28, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of PricewaterhouseCoopers LLP